UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2026

Tamar Rapaport-Dagim
Chief Financial Officer
Amdocs Limited
Hirzel House, Smith Street
St. Peter Port, Guernsey, GY1 2NG

Re: Amdocs Limited
Form 20-F for the Fiscal Year Ended September 30, 2025
File No. 001-14840

Dear Tamar Rapaport-Dagim:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Kaplan